UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission file number 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

91 Front Street, 1st Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT LIST

Exhibit	Title

99.1	Twelfth Amendment, dated August 27, 2026, to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated February 16, 2018.
99.2	Guarantee Indenture, dated August 27, 2026, among Brookfield Infrastructure Partners L.P., BIPC Holdings Inc., Brookfield Infrastructure L.P. and Computershare Trust Company of Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: August 27, 2026	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary